Exhibit (a)(1)(K)

Subject:	NeoPhotonics Corporation Offer to Reprice Eligible Option and Stock Appreciation Rights dated December 1, 2014

To:	Eligible Holders

Date:	December 1, 2014

On December 1, 2014, NeoPhotonics Corporation (“NeoPhotonics”) amended its offer to Reprice Eligible Option and Stock Appreciation Rights dated November 18, 2014 (referred to as the “Repricing Offer”) to:

•	Clarify that unless NeoPhotonics has accepted Eligible Options or Eligible SARs pursuant to the Repricing Offer, a security holder may withdraw any tendered Eligible Options or Eligible SARs after 9:00 p.m. Pacific Time on Friday, January 16, 2015;

•	Clarify that a decrease of greater than 33% of the market price of our common stock from the price of $3.27 (the closing price per share of our common stock on October 29, 2014, the date that our board of directors approved the Repricing Offer) may make it inadvisable to proceed with the Repricing Offer;

•	Clarify that notice of any extension of the Repricing Offer will be issued “no later than 9:00 a.m. U.S. Eastern Time on the next business day following the previously scheduled expiration date of the Repricing Offer”; and

•	Delete the reference to NeoPhotonics’ ability to reject tenders from jurisdictions in which acceptance of the offer would not be in compliance with the laws of that jurisdiction.

Specifically, NeoPhotonics amended the Offer to Reprice Eligible Options and Stock Appreciation Rights dated November 18, 2014 (the “Offering Memorandum”) to:

(1) Clarify that, optionholders and holders of stock appreciation rights may withdraw tendered Eligible Options or Eligible SARs at any time before the offer expires at 9:00 p.m., U.S. Pacific Time, on Wednesday, December 17, 2014, and unless the Company has accepted such Eligible Options or such Eligible SARs pursuant to the Offering Memorandum, such holders may withdraw any tendered Eligible Options or Eligible SARs at any time after 9:00 p.m. U.S. Pacific Time on Friday, January 16, 2015. Such disclosure may be found on page i in the first paragraph under “Summary Term Sheet—Overview,” on page xiii in the first paragraph under “Summary Term Sheet—Questions and Answers—Q23. When and how can I withdraw previously tendered Eligible Options or Eligible SARs”, on page 7 in the second paragraph under Section 4 (“Withdrawal Rights”), and on page 8 in the first paragraph under Section 5 (“Acceptance of Eligible Options and Eligible SARs for Amendment”).

(2) Revise paragraph (i) under Section 6 (Conditions of the Repricing Offer) to replace the entire paragraph (i) with:

“a decrease of greater than 33% of the market price of our common stock from the price of $3.27 (the closing price per share of our common stock on October 29, 2014, the date that our board of directors approved the Repricing Offer) or significant volatility in the market price of our stock resulting from any number of factors, including fluctuations in our operating results, announcements of technological innovations or new products, the announcement, commencement, developments in proprietary rights, or changes in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, condition (financial or other), operating results, operations or prospects or on the trading in our common stock, or that, in our reasonable judgment, makes it inadvisable to proceed with the Repricing Offer;”

(3) Revise the first paragraph under Section 13 (Extension of Repricing Offer; Termination; Amendment) to replace the second sentence with:

“If the Repricing Offer is extended, we will provide appropriate notice of the extension and the new expiration date no later than 9:00 a.m. U.S. Eastern Time on the next business day following the previously scheduled expiration date of the Repricing Offer.”

(4) The last sentence under “Summary Term Sheet—Questions and Answers—Q21” with:

“If we extend the Repricing Offer, we will publicly announce the extension and the new expiration date no later than 9:00 a.m. Eastern Time, on the next business day after the last previously scheduled or announced expiration date.”

(5) To delete the first paragraph under Section 16 (Miscellaneous).

As previously disclosed, the Repricing Offer and withdrawal rights will remain open until 9:00 p.m., U.S. Pacific Time, on Wednesday, December 17, 2014, unless the Repricing Offer is extended. Additionally, unless NeoPhotonics has accepted Eligible Options or Eligible SARs pursuant to the Repricing Offer, a security holder may withdraw any tendered Eligible Options or Eligible SARs after 9:00 p.m. Pacific Time on Friday, January 16, 2015. If any of the conditions to the Offer are not satisfied or waived, NeoPhotonics Corporation will terminate the Repricing Offer and will not be able to accept any tendered options or stock appreciation rights.

If you have already tendered your Eligible Options or Eligible SARs, no further action is necessary to participate in the Repricing Offer. If you have not already tendered Eligible Options or Eligible SARs, you may take advantage of the Repricing Offer if you are an Eligible Holder and you hold Eligible Options or Eligible SARs. These italicized terms, and all other capitalized terms not otherwise defined herein, are defined in the Offering Memorandum that was filed with the U.S. Securities and Exchange Commission and is attached to this e-mail, and generally include all stock options and stock appreciation rights with an exercise price equal to or greater than $4.00 per share (but excluding Performance Awards as described in the Offering Memorandum). Also attached to this e-mail are the following documents related to the Repricing Offer:

•	Election Form

•	Eligible Option and Eligible SAR Information Sheet

•	Notice of Withdrawal

Please note that any repriced Eligible Options or Eligible SARs will be subject to a new vesting schedule, as further described in the Offering Memorandum.

Please carefully read all of the documents included in this e-mail. In order to participate in the Repricing Offer, you must meet the criteria and follow the instructions set forth in the attached documents, including returning, as indicated in the attached documents, your properly completed and signed Election Form and Eligible Option and Eligible SAR Information Sheet, to me, Ian Gray, so that I receive them before 9:00 p.m., U.S. Pacific Time, on Wednesday, December 17, 2014 (or a later expiration date if NeoPhotonics extends the Repricing Offer). The documents must be delivered using one of the delivery methods outlined in the instructions to the Election Form.

If you have any questions about the Repricing Offer, you can contact me at:

Ian Gray

NeoPhotonics Corporation

2911 Zanker Road

San Jose, California 95134

Phone: (408) 232-9200

E-Mail: tender@neophotonics.com

However, please understand that I cannot advise you on whether or not to exchange your options or stock appreciation rights. NeoPhotonics recommends that you speak with your own financial advisor to address questions about your personal decision whether to participate.